Term sheet

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011 and

product supplement no. 21-I dated January 12, 2012

underlying supplement no. 1-I dated November 14, 2011

Term Sheet to Product Supplement No. 21-I Registration Statement No. 333-177923 Dated January 12, 2012; Rule 433

$ Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index due January 28, 2013

General

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The notes are designed for investors who seek a fixed return that will not be less than 8.00%* or greater than 9.00%* if, on the Review Date, both the S&P 500® Index and the Russell 2000® Index are at or above their respective Call Levels. If the notes are not called, investors will lose more than 30% of their investment and may lose all of their initial investment at maturity. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.

—	Senior unsecured obligations of JPMorgan Chase & Co. maturing January 28, 2013†
—	The notes are not linked to a basket composed of the Indices. The payment upon automatic call or at maturity is linked to the performance of each of the Indices individually, as described below.
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
—	The notes are expected to price on or about January 17, 2012 and are expected to settle on or about January 20, 2012.

Key Terms

Indices:	The S&P 500® Index and the Russell 2000® Index (each an “Index,” and collectively, the “Indices”)
Automatic Call:	On the Review Date, if the Index closing level of each Index is greater than or equal to its Call Level, the notes will be automatically called for a cash payment as described below.
Call Level:	For each Index, 70% of the Initial Index Level of that Index
Payment if Called:

If the notes are automatically called on the Review Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount that will not be less than 8.00%* × $1,000 or greater than 9.00%* × $1,000.

*The actual percentage will be determined on the pricing date and will not be less than 8.00% or greater than 9.00%.

Payment at Maturity:

If the notes have not been called and the Ending Index Level of either Index is less than the applicable Call Level for the Review Date (so that the notes are not automatically called on the Review Date), you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Index Return)

If the notes are not automatically called, you will lose more than 30% of your investment and may lose all of your initial investment at maturity.

Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	With respect to each Index, the Index closing level of that Index on the pricing date
Ending Index Level:	With respect to each Index, the Index closing level of that Index on the Review Date
Lesser Performing Index:	The Index with the Lesser Performing Index Return
Lesser Performing Index Return:	The lower of the Index Return of the S&P 500® Index and the Index Return of the Russell 2000® Index
Review Date†:	January 22, 2013
Maturity Date†:	January 28, 2013
CUSIP:	48125VJM3
†	Subject to postponement as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Review Date” in the accompanying product supplement no. 21-I

Investing in the Single Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 21-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $15.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $20.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions to be allowed to other dealers, exceed $35.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-28 of the accompanying product supplement no. 21-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 12, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 21-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 21-I dated January 12, 2012 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 21-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 21-I dated January 12, 2012:

http://www.sec.gov/Archives/edgar/data/19617/000089109212000230/e46895_424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

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APPRECIATION POTENTIAL — If the Index closing level of each Index is greater than or equal to its Call Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount that will not be less than $80 (or 8.00%* × $1,000) or greater than $90 (or 9.00%* × $1,000). Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

*The actual percentage will be determined on the pricing date and will not be less than 8.00% or greater than 9.00%.

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POTENTIAL FOR A RETURN BASED ON THE CALL PREMIUM EVEN IF THE LEAST PERFORMING INDEX RETURN IS NEGATIVE — The Call Level for each Index is set at 70% of the applicable Initial Index Level. Accordingly, you will receive a payment that will not be less than $1,080 or greater than $1,090 per $1,000 principal amount note even if the Index closing level of either or both Indices on the Review Date is less than the applicable Initial Index Level by up to 30%.

—	EXPOSURE TO EACH OF THE INDICES — The return on the notes is linked to the Lesser Performing Index, which will be either the S&P 500® Index or the Russell 2000® Index.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell 2000® Index” in the accompanying underlying supplement no. 1-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 21-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	TS-1

Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Indices or any of the equity securities included in the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 21-I dated January 12, 2012 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the Ending Index Level of either Index is less than the Call Level of that Index, the notes will not be automatically called and you will lose 1% of your principal amount at maturity for every 1% that the Ending Index Level of the Lesser Performing Index is less than the Initial Index Level of that Index. Under these circumstances you will lose at least 30% of your principal and you could lose up to the entire principal amount of your notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

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LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium that will not be less than 8.00%* or greater than 9.00%*, regardless of the appreciation of either or both Indices, which may be significant. Because the Index closing level of either or both Indices at various times during the term of the notes could be higher than on the Review Date, you may receive a lower payment at maturity than you would have if you had invested directly in either or both Indices.

*The actual percentage will be determined on the pricing date and will not be less than 8.00% or greater than 9.00%.

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YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE INDEX CLOSING LEVEL OF EACH INDEX — Your return on the notes and your payment upon automatic call or at maturity, if any, is not linked to a basket consisting of the Indices. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Index such that you will be equally exposed to the risks related to both of the Indices. Poor performance by either of the Indices over the term of the notes could result in the notes not being automatically called on the Review Date, may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Index. Accordingly, your investment is subject to the risk of decline in the Index closing level of each Index.

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YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING INDEX — If the notes are not automatically called, you will lose more than 30% of your investment and may lose all of your investment in the notes. This will be true even if the Ending Index Level of the other Index is greater than or equal to its Call Level or Initial Index Level. The two Indices’ respective performances may not be correlated and, as a result, you may avoid a loss at maturity at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, or upon an automatic call described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	TS-2

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VOLATILITY RISK — Greater expected volatility with respect to an Index indicates a greater likelihood as of the Review Date that that Index could close below its Call Level. An Index’s volatility, however, can change significantly over the term of the notes.

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AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities included in the Indices would have.

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HEDGING AND TRADING IN THE INDICES — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including the equity securities included in the Indices. We or our affiliates may also trade in the equity securities included in the Indices from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	the actual and expected volatility of the Indices;
—	the time to maturity of the notes;
—	the likelihood of an automatic call being triggered;
—	the dividend rates on the equity securities included in the Indices;
—	the expected positive or negative correlation between the S&P 500® Index and the Russell 2000® Index, or the expected absence of any such correlation;
—	interest and yield rates in the market generally as well as in the markets of the equity securities included in the Indices;
—	a variety of economic, financial, political, regulatory and judicial events; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	TS-3

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Lesser Performing Index?

The following table and examples illustrate the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the Review Date for a range of movements in the Indices as shown under the column “Appreciation/Depreciation of Lesser Performing Index at Review Date.” The table and examples below assume that the Lesser Performing Index is the S&P 500® Index and that the Index closing level of the Russell 2000® Index on the Review Date is greater than its Call Level. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating your return on the notes on the Review Date. The following table and examples assume a hypothetical Initial Index Level of 1300 for the Lesser Performing Index, a hypothetical Call Level of 910 for the Lesser Performing Index (equal to 70% of the hypothetical Initial Index Level). The table assumes that the call premium used to calculate the call price applicable to the Review Date is 8.00%, regardless of the appreciation of the Indices, which may be significant The actual percentage will be determined on the pricing date and will not be less than 8.00% or greater than 9.00%. There will be only one payment on the notes at maturity, whether or not the notes are called. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. For an automatic call to be triggered, the Index closing levels of both Indices must be greater than or equal to their respective Call Levels on the Review Date. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Closing Level at Review Date	Appreciation/ Depreciation of Lesser Performing Index at Review Date	Total Return at Review Date
2340.00	80.00%	8.00%
2210.00	70.00%	8.00%
2080.00	60.00%	8.00%
1950.00	50.00%	8.00%
1820.00	40.00%	8.00%
1690.00	30.00%	8.00%
1560.00	20.00%	8.00%
1430.00	10.00%	8.00%
1365.00	5.00%	8.00%
1313.00	1.00%	8.00%
1300.00	0.00%	8.00%
1287.00	-1.00%	8.00%
1235.00	-5.00%	8.00%
1170.00	-10.00%	8.00%
1040.00	-20.00%	8.00%
910.00	-30.00%	8.00%
909.87	-30.01%	-30.01%
780.00	-40.00%	-40.00%
650.00	-50.00%	-50.00%
520.00	-60.00%	-60.00%
390.00	-70.00%	-70.00%
260.00	-80.00%	-80.00%
130.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Index increases from the Initial Index Level of 1300 to an Ending Index Level of 1430. Because the Ending Index Level of 1430 is greater than the Call Level of 910, the notes are automatically called, and the investor receives a single payment of $1,080 per $1,000 principal amount note.

Example 2: The level of the Lesser Performing Index decreases from the Initial Index Level of 1300 to an Ending Index Level of 1170. Although the Index Return is negative, because the Ending Index Level of 1170 is greater than the Call Level of 910, the notes are automatically called, and the investor receives a single payment of $1,080 per $1,000 principal amount note.

Example 3: The level of the Lesser Performing Index decreases from the Initial Index Level of 1300 to an Ending Index Level of 650. Because the Ending Index Level of 650 is less than the Call Level of 910, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	TS-4

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Russell 2000® Index from January 5, 2007 through January 6, 2012. The Index closing level of the S&P 500® Index on January 11, 2012 was 1,292.48. The Index closing level of the Russell 2000® Index on January 11, 2012 was 767.24.

We obtained the various Index closing levels of the Indices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the pricing date or the Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

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